UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter and year ended March 31, 2007
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter and year ended March 31, 2007. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
     On April 20, 2007, we announced our results of operations for the three months and year ended March 31, 2007. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.
     On April 20, 2007, we held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. The presentation made by the company in the press conference and transcript of the proceedings of the press conference are attached to this Form 6-K as Exhibits 99.3 and 99.4, respectively. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as Exhibits 99.5 and 99.6, respectively.
     Our officers also gave interviews on April 20, 2007 with TV Channel CNBC India, TV Channel NDTV Profit, TV Channel Times Now and TV Channel CNN-IBN. Copies of the transcripts of these interviews are attached to this Form 6-K as Exhibits 99.7, 99.8, 99.9 and 99.10, respectively.
     On April 20, 2007, our officers also gave an interview with Wire Agencies Dow Jones, Reuters, Bloomberg and Crisil NewsWire. A copy of the transcript of this interview is attached to this Form 6-K as Exhibit 99.11.
     Last, we placed advertisements in certain Indian newspapers concerning our results of operations for the three months and year ended March 31, 2007 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as Exhibit 99.12.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Vice President, Finance and
Chief Financial Officer
Dated: April 25, 2007

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INDEX TO EXHIBITS

Exhibits
99.1	U.S. GAAP Press Release
99.2	Indian GAAP Press Release
99.3	Presentation made by the company in the Press Conference on April 20, 2007
99.4	Transcript of April 20, 2007 Press Conference
99.5	Transcript of April 20, 2007 Conference Call (1:30 p.m. Indian Standard Time)
99.6	Transcript of April 20, 2007 Conference Call (7:30 p.m. Indian Standard Time)
99.7	Transcript of April 20, 2007 CNBC India Question-and-Answer Session with Company’s Officers
99.8	Transcript of April 20, 2007 TV Channel NDTV Question-and-Answer Session with Company’s Officers
99.9	Transcript of April 20, 2007 TV Channel Times Now Question-and-Answer Session with Company’s Officers
99.10	Transcript of April 20, 2007 TV Channel CNN-IBN Question-and-Answer Session with Company’s Officers
99.11	Transcript of April 20, 2007 Media Interview of Wire Agencies with Company’s Officers
99.12	Form of Advertisement Placed in Indian Newspapers

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